news release

Zi Corporation Unveils New Version of Qix for World’s Leading Smartphone Platform at 3GSM World Congress

Demo Versions Will Be Available on the Latest Nokia N Series Phones

CALGARY, AB, February 13, 2007 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced a new version of its award-winning search and discovery engine, Qix™. The new version, Qix v1.10 for S60, which is now available for operator deployment, supports the latest phones available in the market that use the S60 3rd Edition platform. The Symbian OS S60 platform is the world’s leading smartphone platform, offered on millions of devices and supporting thousands of available mobile applications on the market.

With the addition of several new key features, Qix v1.10 for S60 builds on the proven Average Revenue per User (ARPU) increases and innovation advantages that were validated in field trials last year. The focus on revenue-generating communication services is achieved through the addition of video calling and alternate browser support, as well as through the expansion into mobile content and advertising with QixLinks and QixLinks Ads. The Qix innovation advantage is further bolstered by including a full-screen user interface and offering pop-up guidance for first time users.

Milos Djokovic, President and CEO of Zi Corporation, said, "With over 100 million Symbian OS devices shipped to date, many of them using S60 software, Symbian OS is the world’s leading smartphone operating system. This new version of Qix will now provide enhanced innovation and revenue opportunities for the 250 operators worldwide that are shipping S60 on Symbian OS devices."

Qix is a revolutionary search and discovery engine that enables quick and easy use of a mobile phone’s applications and services. It allows users to access the full range of phone features simply and intuitively, all without having to remember where or how to locate them. This simplicity motivates users to find and use revenue-producing features like text messaging more often. Qix complements standard mobile search products.

Zi will be demonstrating this version of Qix on the latest Nokia N-series phones at 3GSM World Congress in Barcelona, Spain from February 12 – 15 at Stand C58, Hall 2. To make an appointment please contact Brian Dolby at +44(0)115 948 6901 or email brian@gbcspr.com.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType™ for keyboard prediction with auto-correction; eZiText® for one-touch predictive text entry; Decuma® for predictive pen-input handwriting recognition; and the Qixsearch and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, email and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi’s OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation’s significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation’s ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation’s filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, Decuma and Qix are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR
Brian Dolby / Emma Tagg
brian@gbcspr.com / emma@gbcspr.com
+44 (0) 115 948 6901

Allen & Caron Inc.
Jill Bertotti
jill@allencaron.com
(949) 474-4300